AMENDMENT TO PROSPECTUS DATED DECEMBER 12, 1996
                                                      Pursuant to Rule 424(b)(3)
                                                Filed Registration No. 333-17515

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
              10 3/4% SENIOR SUBORDINATED NOTES DUE 2006, SERIES B

                                                                     [LOGO]
                       FOR ANY AND ALL OF THE OUTSTANDING
                   10 3/4% SENIOR SUBORDINATED NOTES DUE 2006
                                       OF
                             BLUE BIRD BODY COMPANY
        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                     ON JANUARY 24, 1997, UNLESS EXTENDED.

    Pursuant to a Prospectus dated December 12, 1996 (the "Prospectus"), Blue Bird Body Company, a Georgia corporation (the "Company"), has offered, upon the terms and subject to the conditions set forth in the Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal" and, together with the Prospectus, the "Exchange Offer"), to exchange an aggregate of up to $100,000,000 principal amount of 10 3/4% Senior Subordinated Notes due 2006, Series B (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which the Prospectus forms a part, for an identical face amount of the issued and outstanding 10 3/4% Senior Subordinated Notes due 2006 (the "144A Notes" and, together with the Exchange Notes, the "Notes") of the Company from the Holders (as defined herein) thereof in integral multiples of $1,000. As of the date of the Prospectus, there were $100,000,000 aggregate principal amount of the 144A Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the 144A Notes, except that the Exchange Notes have been registered under the Securities Act, and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate payable on the 144A Notes under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. The Exchange Notes will be obligations of the Company evidencing the same indebtedness as the 144A Notes, and will be entitled to the benefits of the same indenture. See "The Exchange Offer." Capitalized terms used and not defined herein shall have the meaning given them in the Prospectus.

    This Amendment contains certain information relating to the results of Blue Bird Corporation ("BBC") and the Company for the fiscal year ended November 2, 1996, and specifically includes (1) a revised section entitled "SUMMARY FINANCIAL DATA", (2) a revised section entitled "SELECTED FINANCIAL DATA", (3) a revised section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", and (4) audited consolidated financial statements for the year ended November 2, 1996 of BBC and Blue Bird. THIS AMENDMENT, INCLUDING THE FOREGOING, SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS, THE CONTENTS OF WHICH ARE INCORPORATED IN THEIR ENTIRETY BY THIS REFERENCE.

    In connection with the foregoing, the Exchange Offer has been extended, and will now expire at 5:00 p.m., New York City time, on January 24, unless extended.

    The Company will accept for exchange any and all validly tendered 144A Notes on or prior to the Expiration Date (as defined herein). Tenders of 144A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. The Exchange Offer is not conditioned upon any minimum principal amount of 144A Notes being tendered for exchange. For certain conditions to the Exchange Offer, see "The Exchange Offer--Conditions."

    The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such 144A Notes where such 144A Notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities (other than 144A Notes acquired directly from the Company). The Company has agreed that, for a period of 180 days after the date of the Prospectus, it will make the Prospectus available to any broker-dealer for use in connection with any such resale.

    Copies of the Amendment, the Prospectus and accompanying Letter of Transmittal, and certain other documents relating to the Exchange Offer may be obtained from the information agent, MacKenzie Partners at the following address:
                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010

    SEE "RISK FACTORS," BEGINNING ON PAGE 13 OF THE PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS   PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                THE DATE OF THIS AMENDMENT IS JANUARY 10, 1997.

UNTIL MARCH 10, 1997 (90 DAYS AFTER THE DATE OF THIS AMENDMENT), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

    CERTAIN STATEMENTS CONTAINED IN THE PROSPECTUS AND THIS AMENDMENT UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THE PROSPECTUS AND THIS AMENDMENT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 13 OF THE PROSPECTUS, AND HOLDERS OF 144A NOTES ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.

                             SUMMARY FINANCIAL DATA

    Set forth below is certain summary historical consolidated financial information for BBC as of and for the fiscal years 1996, 1995, and 1994. The summary historical consolidated financial information of BBC and subsidiaries as of and for the full fiscal years indicated were derived from the financial statements of BBC and its subsidiaries which were audited by Arthur Andersen LLP, independent accountants ("Arthur Andersen"). The PRO FORMA information is unaudited. The PRO FORMA other financial data and ratios are based on the summary historical consolidated financial information for BBC, adjusted to give effect to the Recapitalization as if it occurred on October 29, 1994. The PRO FORMA balance sheet data is based on the summary historical consolidated financial information for BBC, adjusted to give effect to the Recapitalization as if it occurred on November 2, 1996. The summary historical financial information set forth below should be read in conjunction with the consolidated financial statements of BBC and the notes thereto included elsewhere in this Prospectus, see "Index to Consolidated Financial Statements," as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      FISCAL YEAR ENDED
                                                                           ---------------------------------------
                                                                            NOVEMBER 2,   OCTOBER 28,  OCTOBER 29,
                                                                               1996          1995         1994
                                                                           -------------  -----------  -----------

                                                                                    (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Net sales................................................................    $   570.2     $   517.4    $   476.2
Cost of goods sold.......................................................        474.1         430.6        392.9
                                                                                ------    -----------  -----------
Gross profit.............................................................         96.1          86.8         83.3
Selling, general and administrative expenses.............................         42.6          39.8         39.0
Amortization of goodwill and noncompete agreements.......................          3.8           4.7          5.6
                                                                                ------    -----------  -----------
Operating income.........................................................         49.7          42.3         38.7
Interest income..........................................................          7.0           4.6          4.1
Interest expense.........................................................        (16.9)        (18.5)       (17.4)
Other income, net........................................................           .2            .1           .2
                                                                                ------    -----------  -----------
Income before income taxes...............................................         40.0          28.5         25.6
Provision for income taxes...............................................         14.8          11.6         10.2
                                                                                ------    -----------  -----------
Net income before extraordinary item.....................................    $    25.2     $    16.9    $    15.4
                                                                                ------    -----------  -----------
                                                                                ------    -----------  -----------
OTHER FINANCIAL DATA AND RATIOS:
EBITDA(a)................................................................    $    66.3     $    57.3    $    54.2
Adjusted EBITDA (b)......................................................         61.2          54.4         51.5
Capital expenditures.....................................................          7.3           3.6          8.6
Ratio of Adjusted EBITDA to Adjusted Cash Interest Expense (b)...........          5.3x          4.1x         3.9x
Pro forma ratio of Adjusted EBITDA to Adjusted Cash Interest Expense
  (b)(c).................................................................          2.0x          1.9x          --
Ratio of earnings to fixed charges(d)....................................          3.3x          2.5x         2.4x
Pro forma ratio or deficiency of earnings to fixed charges(c)(d)(e)......          1.2x           --

                                                            AS OF NOVEMBER 2, 1996
                                                           ------------------------
                                                           HISTORICAL    PRO FORMA
                                                           -----------  -----------

                                                            (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Working capital..........................................   $    80.4    $    80.9(f)
Total assets.............................................       391.0        382.5(g)
Total long-term debt, excluding current maturities.......       131.4        327.2(h)
Redeemable common stock, net.............................        29.3         16.6(i)
Stockholders' equity (deficit)...........................       118.2        (56.8)(j)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

--------------------------

(a) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of income before income taxes plus interest expense (including amortization of debt issue costs), depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity.

(b) Adjusted EBITDA and Adjusted Cash Interest Expense exclude interest income and interest expense (which includes amortization of debt issue costs), respectively, associated with the Company's lease financing activities. These activities have been conducted principally by Blue Bird Capital since October 1995. The associated interest expense of Blue Bird Capital is incurred under the LaSalle Credit Facility (as defined herein), which is recourse only against Blue Bird Capital. Blue Bird Capital is treated as an "Unrestricted Subsidiary" under the Indenture. Adjusted Cash Interest Expense also excludes the amortization of debt issue costs which is included in interest expense.

(c) Presented on a PRO FORMA basis as though the Recapitalization had occurred at the beginning of the periods presented. In making the PRO FORMA calculation of Adjusted EBITDA to Adjusted Cash Interest Expense, the following additional adjustments have been made: (i) Adjusted EBITDA excludes the impact of the one-time compensation charge of $16.1 million related to that portion of the Distribution paid to management optionholders and is therefore deemed compensation expense and (ii) PRO FORMA Adjusted Cash Interest Expense excludes the interest expense of $2.9 million related to the $25 million of Old Notes repaid for the fiscal year ended October 28, 1995. On a PRO FORMA basis, Adjusted Cash Interest Expense would have been $30.4 million and $28.9 million for the fiscal years ended November 2, 1996 and October 28, 1995, respectively.

(d) For the purpose of computing the ratios of earnings to fixed charges, "earnings" consists of operating income before income taxes and fixed charges, and "fixed charges" consists of interest expense and the portion of rental expense deemed representative of the interest factor.

(e) On a PRO FORMA basis after giving effect to the Recapitalization for the fiscal year ended October 28, 1995, the deficiency of the earnings to fixed charges was $4.8 million.

(f) Reflects (i) the receipt of gross proceeds from the 144A Note Offering of ($99.7 million), borrowings under the Term Facility of the New Credit Agreement ($175 million); (ii) the retirement of indebtedness (including accrued interest) under the Old Credit Agreement ($36 million) and the Old Notes ($50.3 million); (iii) the payment of fees and expenses associated with the Recapitalization ($9.1 million) and the costs (including premium) associated with the retirement and amendment of the Old Notes ($3.4 million); (iv) the payment of the Distribution ($201.4 million); (v) the proceeds from the repayment of the Management Notes (as defined herein) from the BBC Distribution to the management shareholders ($3.8 million); and (vi) the tax benefits associated with the Recapitalization ($14.7 million). See "Capitalization."

(g) Reflects all of the items discussed in footnote (f) above; the write off of the debt issue costs related to the indebtedness being retired ($1.4 million) and the capitalization of debt issue costs for the 144A Note Offering and the New Credit Agreement ($9.1 million).

(h) Reflects the incremental borrowings necessary to effect the Recapitalization.

(i) Redeemable common stock represents 720,000 issued and outstanding shares of BBC Common Stock purchased by members of management (the "Management Investors"), primarily in conjunction with the 1992 Acquisition (as defined herein). The Management Investors have the right, prior to the earlier of an initial public offering of equity securities of BBC or the tenth anniversary of the Stockholders' Agreement (as defined herein), to put these shares to BBC in the event of their disability, involuntary termination not for cause, retirement (as such terms are defined in the Stockholders' Agreement), or death for a fair value price (as defined in the Stockholders' Agreement). The redeemable stock of BBC was recorded at fair value on the date of issuance. The excess of the fair value price over the original fair value is being accreted by periodic charges to retained earnings. The amounts recorded in the balance sheets represent the estimated maximum amount payable if all Management Investors met the specified criteria and exercised their put rights.

(j) Reflects (i) the Distribution, net of tax benefit ($188.6 million); (ii) the adjustment to the fair value of the redeemable common stock ($16.5 million); (iii) the costs associated with the retirement and amendment of the Old Notes, net of tax benefit ($2 million); and (iv) the write-off of the debt issue costs related to the indebtedness being retired, net of tax benefit ($1 million).

                            SELECTED FINANCIAL DATA

    Set forth below is certain selected historical consolidated financial data for BBC for fiscal years 1996, 1995, 1994 and 1993, and for the six months ended October 31, 1992, as well as selected historical consolidated financial information for BBC prior to the 1992 Acquisition (the "Predecessor") as of and for the six months ended April 30, 1992. The selected historical consolidated financial data as of and for the full fiscal years indicated were derived from the financial statements of BBC and subsidiaries which were audited by Arthur Andersen. Currently, BBC conducts no independent operations and has no significant assets other than the capital stock of Blue Bird. The selected historical financial data set forth below should be read in conjunction with the consolidated financial statements of BBC and the notes thereto included elsewhere in this Prospectus. Separate historical financial data for the Predecessor are not included in this Prospectus. Subsequent consolidated financial data of BBC reflect the purchase accounting treatment of the 1992 Acquisition. Accordingly, the financial data of the Predecessor and BBC are not comparable in all material respects, since such data reflect financial positions and results of operations of these two separate entities.

                                                                                            BBC
                                                             -----------------------------------------------------------------
                                                                              FISCAL YEAR ENDED                    SIX MONTHS
                                                             ----------------------------------------------------     ENDED
                                                              NOVEMBER 2,   OCTOBER 28,  OCTOBER 29,  OCTOBER 30,  OCTOBER 31,
                                                                 1996          1995         1994         1993         1992
                                                             -------------  -----------  -----------  -----------  -----------
                                                                                   (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Net sales..................................................    $   570.2     $   517.4    $   476.2    $   413.5    $   244.4
Cost of goods sold.........................................        474.1         430.6        392.9        340.5        198.4
                                                                  ------    -----------  -----------  -----------  -----------
Gross profit...............................................         96.1          86.8         83.3         73.0         46.0
Selling, general and administrative expenses(a)............         42.6          39.8         39.0         36.3         20.1
Amortization of goodwill and
  non-compete agreements...................................          3.8           4.7          5.6          5.6          9.3
                                                                  ------    -----------  -----------  -----------  -----------
Operating income (loss)....................................         49.7          42.3         38.7         31.1         16.6
Interest income............................................          7.0           4.6          4.1          2.9          1.4
Interest expense...........................................        (16.9)        (18.5)       (17.4)       (18.2)        (9.5)
Other income (expense)(b)..................................          0.2           0.1          0.2          0.7         (0.5)
                                                                  ------    -----------  -----------  -----------  -----------
Income (loss) before income taxes..........................         40.0          28.5         25.6         16.5          8.0
Provision (benefit) for income taxes.......................         14.8          11.6         10.2          6.9          4.3
                                                                  ------    -----------  -----------  -----------  -----------
Net income before extraordinary item.......................         25.2          16.9         15.4          9.6          3.7
Loss on extinguishment of debt.............................         (1.4)       --           --           --           --
                                                                  ------    -----------  -----------  -----------  -----------
Net income (loss)..........................................    $    23.8     $    16.9    $    15.4    $     9.6    $     3.7
                                                                  ------    -----------  -----------  -----------  -----------
                                                                  ------    -----------  -----------  -----------  -----------

BALANCE SHEET DATA (AS OF END OF PERIOD):
Working capital............................................    $    80.4     $    61.7    $    65.3    $    52.7    $    31.9
Total assets...............................................        391.0         379.8        332.8        342.1        337.3
Long-term debt, excluding current maturities...............        131.4         113.8        125.8        135.8        143.8
Redeemable common stock, net...............................         29.3          20.9         17.5         11.0          8.0
Stockholders' equity.......................................        118.2         102.6         88.8         80.7         83.8


                                                             PREDECESSOR
                                                             -----------
                                                             SIX MONTHS
                                                                ENDED
                                                              APRIL 30,
                                                                1992
                                                             -----------

INCOME STATEMENT DATA:
Net sales..................................................   $   120.8
Cost of goods sold.........................................        98.7
                                                             -----------
Gross profit...............................................        22.1
Selling, general and administrative expenses(a)............        34.2
Amortization of goodwill and
  non-compete agreements...................................      --
                                                             -----------
Operating income (loss)....................................       (12.1)
Interest income............................................         5.7
Interest expense...........................................        (1.7)
Other income (expense)(b)..................................         1.7
                                                             -----------
Income (loss) before income taxes..........................        (6.4)
Provision (benefit) for income taxes.......................        (3.0)
                                                             -----------
Net income before extraordinary item.......................        (3.4)
Loss on extinguishment of debt.............................      --
                                                             -----------
Net income (loss)..........................................   $    (3.4)
                                                             -----------
                                                             -----------
BALANCE SHEET DATA (AS OF END OF PERIOD):
Working capital............................................   $    69.4
Total assets...............................................       253.8
Long-term debt, excluding current maturities...............        39.4
Redeemable common stock, net...............................      --
Stockholders' equity.......................................       137.0

------------------------
(a) Includes expenses of the Predecessor incurred prior to the 1992 Acquisition which the Company no longer incurs, including salaries of the Predecessor's principal stockholders prior to the 1992 Acquisition, commission paid relating to a Domestic International Sales Corporation (DISC) owned by such principal stockholders, the amortization of contracts in process, and severance and restructuring costs. Such amounts totaled $6.6 million and $1.1 million for the six month periods ended October 31, 1992 and April 30, 1992, respectively.

(b) Includes charitable contributions made prior to the 1992 Acquisition which BBC has reduced following the 1992 Acquisition. Such contributions totaled $.6 million for the six-month period ended April 30, 1992.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Approximately 80% of the Company's fiscal 1996 net sales are derived from school bus sales and approximately 14% and 6% of the Company's fiscal 1996 net sales are derived from the sale of commercial and recreational vehicles, respectively. Between fiscal 1994 and fiscal 1996, the Company's operating income has risen primarily due to increased sales volume. Over the same period, gross profit margins have decreased slightly, principally due to an increase in the number of Type C buses sold with GM chassis. The Company's operations are affected by trends in the number of students enrolled in grades kindergarten through 12 and overall educational spending by local and state governments as well as by the federal government. In addition to incremental needs due to pupil population growth and replacement requirements based on changes in safety standards, factors which influence the need to purchase school buses include the age of the existing school bus fleet, changes in school bus travel routes, regulatory changes such as compliance with new emissions standards, extracurricular activity usage and changes in the education structure in the United States such as the development of preschool "head start" programs, special education programs and magnet schools. The Company's experience has been that during periods of stable or increasing student enrollment, demand for its core school bus products has also remained stable or increased.

    On a PRO FORMA basis, assuming the Recapitalization had been effected on November 2, 1996, the Company's total consolidated indebtedness was increased by approximately $188.7 million, to $336 million. The primary effects of the Recapitalization on the Company's future operating results include reduced reported profitability to the extent interest expense is above historical amounts resulting from higher debt levels. The Company expects to generate sufficient cash from operations to fund its working capital and capital expenditure needs and make required interest and principal payments on its indebtedness. See "Risk Factors--Leverage and Debt Service" and "--Restrictive Covenants and Asset Encumbrances," and "--Liquidity and Capital Resources."

RESULTS OF OPERATIONS

    The discussion of results of operations that follows is based upon and should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this Prospectus. Although the financial statements are consolidated financial statements of BBC, the Company's parent, BBC is a holding company and, as such, there would be no material differences in the operating results of BBC, as compared with the Company. The following table sets forth certain operating results as a percentage of net sales for the historical periods indicated:

                                                                     FISCAL YEAR ENDED
                                                       ---------------------------------------------
                                                         NOVEMBER 2,     OCTOBER 28,    OCTOBER 29,
                                                            1996            1995           1994
                                                       ---------------  -------------  -------------
Net sales............................................         100.0%          100.0%         100.0%
Cost of goods sold...................................         (83.1)          (83.2)         (82.5)
Gross profit.........................................          16.9            16.8           17.5
Selling, general and administrative expense..........          (7.5)           (7.7)          (8.1)
Operating income.....................................           8.7%            8.2%           8.1%

    FISCAL 1996 COMPARED TO FISCAL 1995. Net sales increased to $570.2 million in fiscal 1996 from $517.4 million in fiscal 1995, an increase of $52.8 million or 10.2%. This increase was due to increased sales volume of the Type C, Type D, CS and Q-Bus units.

    Gross profit increased to $96.1 million in fiscal 1996 compared to $86.8 million in fiscal 1995, an increase of $9.3 million or 10.7%. The increase was due to increased sales volume. The gross margin of 16.8% was unchanged compared to fiscal 1995.

    Selling, general and administrative expenses increased to $42.6 million in fiscal 1996 compared to $39.8 million in fiscal 1995, an increase of $2.8 million or 7.0%. The increase was due primarily to higher engineering, marketing and selling expenses.

    Amortization expense decreased to $3.8 million in fiscal 1996 from $4.7 million in 1995. The decrease reflects completion in fiscal 1995 of the amortization of certain non-compete agreements related to the 1992 Acquisition.

    Interest income increased to $7.0 million compared to $4.6 million in fiscal 1995. The increase was due primarily to a higher average dollar amount of leases in the lease portfolio in fiscal 1996 as compared to fiscal 1995.

    Interest expense decreased to $16.9 million in fiscal 1996 as compared to $18.5 million in fiscal 1995. This was due to lower interest rates on bank debt as well as lower debt levels due to the repurchase of $25 million of the Old Notes in December, 1995.

    The provision for income taxes increased to $14.8 million in fiscal 1996 from $11.6 million in fiscal 1995. The increase was due to increased taxable income resulting from higher net sales and operating income. The provision for income taxes in fiscal 1996 decreased as a percentage of income before taxes as compared to fiscal 1995. The decrease was due to increased tax-exempt lease income as well as lower non-deductible amortization items related to the 1992 Acquisition.

    On December 14, 1995, the Company repurchased, for cash on the open market, $25 million in principal amount of outstanding Old Notes for the purchase price (expressed as a percentage of principal amount) of 106.500% plus accrued interest to the purchase date. An extraordinary loss of $1.4 million net of a tax benefit of $.8 million occurred during the 1996 period due to the early extinguishment of such Old Notes.

    FISCAL 1995 COMPARED TO FISCAL 1994. Net sales increased to $517.4 million in fiscal 1995 from $476.2 million in fiscal 1994, an increase of $41.2 million, or 8.7%. This increase was due to increased sales of Type D, Q-Bus and CS units, as well as increased sales of Type C units.

    Gross profit increased to $86.8 million in fiscal 1995 compared to $83.3 million in fiscal 1994, an increase of $3.5 million, or 4.2%. The increase was due to increased sales volume. Gross margin decreased to 16.8% in fiscal 1995 from 17.5% in fiscal 1994. The reduced margin was due primarily to increased sales of Type C units, on which the Company generally realizes lower margins due to the inclusion of GM chassis.

    Selling, general and administrative expenses were $39.8 million in fiscal 1995 compared to $39 million in fiscal 1994, an increase of 2.0%. The increase was due primarily to higher expenses related to engineering and product development.

    Amortization expense decreased to $4.7 million in fiscal 1995 compared to $5.6 million in fiscal 1994. The amortization of certain non-compete agreements was completed during the first half of fiscal 1995.

    Interest income increased to $4.6 million in fiscal 1995 compared to $4.1 million in fiscal 1994. The increase was due to a higher average dollar amount of leases held in the lease portfolio in fiscal 1995 compared to fiscal 1994.

    Interest expense increased to $18.5 million in fiscal 1995 from $17.4 million fiscal 1994, an increase of $1.1 million. The increase was due to a higher interest rate on credit facility borrowings as compared to fiscal 1994.

    The provision for income taxes increased to $11.6 million in fiscal 1995 from $10.2 million in fiscal 1994. The increase was due to increased taxable income resulting from higher net sales and operating income.

    FISCAL 1994 COMPARED TO FISCAL 1993. Net sales increased to $476.2 million in fiscal 1994 from $413.5 million in fiscal 1993, an increase of $62.7 million, or 15.2%. This increase was due to increased sales of Type D units, increased sales of chassis as part of the sale of an integrated Type C bus, as well as to sales of the new BMC and CS units. The Type D unit has a higher average selling price than the Type C unit.

    Gross profit increased to $83.3 million in fiscal 1994 compared to $73 million in fiscal 1993, an increase of $10.3 million, or 14.1%. The increase was due to increased sales volume. Gross margin decreased to 17.5% from 17.7% in fiscal 1993. The reduced margin was due primarily to increased sales of Type C units, on which the Company generally realizes lower margins due to the inclusion of GM chassis.

    Selling, general and administrative expenses increased to $39 million in fiscal 1994 compared to $36.3 million in fiscal 1993, an increase of 7.4%. The increase was due to expenses related to the development, introduction and advertising of new products.

    Interest income (which is primarily associated with income earned on the Company's lease portfolio) increased to $4.1 million in fiscal 1994 from $2.9 million in fiscal 1993, an increase of $1.2 million, or 41.4%. During fiscal 1994, the average dollar amount of leases held in the lease portfolio was higher as compared to the average fiscal 1993 portfolio amounts. In addition, the average rate earned by the portfolio was higher in fiscal 1994 as compared to fiscal 1993.

    Interest expense decreased to $17.4 million in fiscal 1994 from $18.2 million in fiscal 1993, a decrease of $.8 million. The decrease was due to a combination of lower average outstanding balances on credit facilities as well as a lower average interest rate as compared to fiscal 1993.

    Other income decreased to $.2 million in fiscal 1994 from $.7 million in fiscal 1993. The decrease was due primarily to reduced gains on sales of lease paper to LaSalle compared to the prior year.

    The provision for income taxes decreased as a percentage of income before income taxes in fiscal 1994 compared to fiscal 1993. The amortization of certain costs related to the 1992 Acquisition was essentially unchanged from fiscal 1993 to fiscal 1994. Due to the increase in taxable income, the relative effect of the non-deductibility of the amortization items on the effective tax rate was smaller, thereby reducing the effective tax rate in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity requirements arise primarily from funding working capital needs, which consist primarily of inventory and accounts receivable, and principal and interest payments on indebtedness. The Company also requires funds for capital expenditures, for which the Company anticipates approximately $6 million for fiscal 1997.

    BBC is a holding company that conducts all of its business operations through the Company, which is a wholly-owned subsidiary. In connection with any liquidity needs, including needs arising out of the BBC Guarantee, BBC is dependent entirely upon cash generated by the Company.

    Historically, the Company has funded its working capital needs through cash generated from operations and borrowings under the Old Credit Agreement. In addition, the LaSalle Credit Facility provides Blue Bird Capital with a revolving credit facility to finance school bus leases of up to a maximum aggregate principal amount of $100 million, of which $58.6 million was outstanding as of November 2, 1996. Following the Recapitalization, the Company's liquidity needs will arise primarily from debt service on the substantial indebtedness incurred in connection with the Recapitalization, as well as from the funding of inventory and accounts receivable. Assuming the Recapitalization was completed as of November 2, 1996, the Company would have had total consolidated indebtedness at such date of approximately $336 million, consisting primarily of $99.7 million principal amount of the 144A Notes, borrowings of $175 million under the New Credit Agreement and $58.6 million of borrowings under the LaSalle Credit Facility. The Company would also have had the ability to borrow an additional $41.4 million under the LaSalle Credit Facility to finance school bus leases and $80 million under the New Credit Agreement (assuming all of such funds would have been available under the borrowing base calculation under the Revolving Facility of the New Credit Agreement). Such Revolving Facility will be available to meet future working capital and other business needs of the Company. The maximum amount available to be borrowed under such facility is based on the sum of 85% of Eligible Accounts Receivable (as defined in the New Credit Agreement) and 60% of Eligible Inventory (as defined in the New Credit Agreement) of the Company (the "Borrowing Base"). These provisions have the effect of limiting the ability of the Company to utilize in operations or satisfy other debt obligations with free cash flow and will limit the amount of cash the Company has on hand at any given time. See "Description of Debt Facilities." and "Risk Factors--Leverage and Debt Service."

    The Company's interest expense as a result of the Recapitalization is substantially higher than immediately prior to such transactions. Loans under the New Credit Agreement bear interest at floating rates based upon the interest rate option selected by the Company. With respect to the term loan borrowings under the New Credit Agreement, the Company will be required to make scheduled principal payments of approximately $8.8 million in fiscal 1997, $12.8 million in fiscal 1998 and $16.8 million in fiscal 1999. See "Risk Factors--Restrictive Covenants and Asset Encumbrances." For a schedule of payments due under the New Credit Agreement, see "Description of Debt Facilities--Senior Bank Financing."

    Under the New Credit Agreement, the Company is permitted to accumulate up to $40 million in its lease portfolio of leases for its own account in addition to leases held by Blue Bird Capital. As of November 2, 1996, the Company had approximately $6.3 million of such leases in its lease portfolio. In addition, as of such date, Blue Bird Capital had approximately $67.7 million in its lease portfolio. Blue Bird Capital is required to maintain certain financial ratios, including a ratio of Total Liabilities to Tangible Net Worth (as such terms are defined in the LaSalle Credit Facility) that cannot exceed 10 to 1. See "Business--Leasing" and "Description of Debt Facilities--LaSalle Credit Agreement."

    Net cash provided by operations during the year ended November 2, 1996, was $59.6 million compared to $21.3 million in fiscal 1995. This difference was primarily the result of an increase in net income and significant reductions in inventory and trade receivables. There were no net borrowings under the Company's working capital facility in fiscal 1996 or fiscal 1995. Net borrowing under the LaSalle Credit Facility were $22.9 during the current year compared to $35.7 in fiscal 1995. The early extinguishment of $25 million of outstanding Old Notes (see "--Results of Operations--Fiscal 1996 Compared to Fiscal 1995") was funded primarily from internally generated cash and partially from an increase in the working capital revolver.

    Cash and cash equivalents were $46.3 at November 2, 1996, compared to $21.5 million at the end of fiscal 1995. Net working capital was $80.4 million at November 2, 1996, an increase of $18.7 million during the current fiscal year. Significant factors affecting working capital were a $24.8 million increase in cash, decreases in current leases receivable, inventory and trade receivables of $15.0 million, $13.6 million and $5.4 million respectively, offset by a decrease of $35.7 million in current portion of the LaSalle revolver. In accordance with the revised terms of LaSalle Credit Facility, as amended in March 1996, the LaSalle revolver has been reclassified entirely as long term debt as of November 2, 1996.

    As a result of the Recapitalization, the Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the New Credit Agreement are subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. The Company's liquidity may also be impacted by product liability claims and environmental matters. See "Risk Factors."

    The Company's business is seasonal in nature. A majority of the Company's sales occur in the third and fourth quarters of the fiscal year, a pattern typical for the industry. The Company's working capital needs increase during the second and third quarters as production activity increases in response to the higher seasonal sales volume. Working capital needs decrease toward the end of this period, although beginning in December or January, working capital and related bank borrowings begin to increase as parts for assembly into buses are manufactured and distributed to the assembly plants. Inventory is at its highest during July and August prior to heavy seasonal school deliveries. The following table shows the percentages of the Company's net sales per quarter for the last four fiscal years.

                                                            1996        1995       1994       1993
                                                         -----------  ---------  ---------  ---------
First Quarter..........................................        16.3%       14.8%      18.5%      16.0%
Second Quarter.........................................        18.7        20.4       17.0       15.7
Third Quarter..........................................        25.7        26.5       30.0       30.4
Fourth Quarter.........................................        39.3        38.3       34.5       37.9
                                                              -----   ---------  ---------  ---------
                                                              100.0%      100.0%     100.0%     100.0%
                                                              -----   ---------  ---------  ---------
                                                              -----   ---------  ---------  ---------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................        F-2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of November 2, 1996 and October 28, 1995..................................        F-3
  Consolidated Statements of Income for the Years Ended November 2, 1996, October 28, 1995 and October 29,
    1994...................................................................................................        F-5
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended November 2, 1996, October
    28, 1995 and October 29, 1994..........................................................................        F-6
  Consolidated Statements of Cash Flows for the Years Ended November 2, 1996, October 28, 1995 and October
    29, 1994...............................................................................................        F-7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.........................................................        F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Blue Bird Corporation:

    We have audited the accompanying consolidated balance sheets of BLUE BIRD CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of November 2, 1996 and October 28, 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Bird Corporation and subsidiaries as of November 2, 1996 and October 28, 1995 and the results of their operations and their cash flows for each of the three years in the period ended November 2, 1996 in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Atlanta, Georgia
December 5, 1996

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     NOVEMBER 2, 1996 AND OCTOBER 28, 1995

                                                                                        1996            1995
                                                                                   --------------  --------------
                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents......................................................  $   46,253,258  $   21,452,114
  Trade receivables..............................................................      13,442,724      18,865,820
  Leases receivable..............................................................      32,214,649      47,222,024
  Inventories....................................................................      69,775,802      83,346,271
  Other current assets...........................................................       5,304,168       6,946,710
                                                                                   --------------  --------------
      Total current assets.......................................................     166,990,601     177,832,939
                                                                                   --------------  --------------

LEASES RECEIVABLE, noncurrent....................................................      41,862,478      15,000,000
                                                                                   --------------  --------------

PROPERTY, PLANT, AND EQUIPMENT:
  Land...........................................................................       4,090,351       4,079,545
  Buildings......................................................................      17,678,238      16,898,812
  Machinery and equipment........................................................      28,883,888      26,782,544
  Automobiles, trucks, and airplane..............................................       7,758,985       4,847,494
  Office furniture and equipment.................................................       5,178,814       4,844,284
  Construction in progress.......................................................       1,008,435       1,419,916
                                                                                   --------------  --------------
                                                                                       64,598,711      58,872,595
  Less accumulated depreciation..................................................     (25,709,736)    (21,860,349)
                                                                                   --------------  --------------
      Net property, plant, and equipment.........................................      38,888,975      37,012,246
                                                                                   --------------  --------------

OTHER ASSETS:
  Deferred debt issuance costs, net of accumulated amortization of $8,733,592 and
    $7,764,807 in 1996 and 1995, respectively....................................       1,424,137       4,111,690
  Goodwill, net of accumulated amortization of $17,397,500 and $13,567,500 in
    1996 and 1995, respectively..................................................     135,294,106     139,124,106
  Land and idle facilities.......................................................       2,000,000       2,723,347
  Other assets...................................................................       4,570,450       3,987,332
                                                                                   --------------  --------------
      Total other assets.........................................................     143,288,693     149,946,475
                                                                                   --------------  --------------
      Total assets...............................................................  $  391,030,747  $  379,791,660
                                                                                   --------------  --------------
                                                                                   --------------  --------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                     NOVEMBER 2, 1996 AND OCTOBER 28, 1995

                                                                                        1996            1995
                                                                                   --------------  --------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving credit facility......................................................  $            0  $   35,661,573
  Current portion of long-term debt..............................................      16,000,000      12,000,000
  Trade accounts payable.........................................................      27,704,475      25,743,234
  Deposits and amounts due to customers..........................................       1,344,852       4,021,274
  Income taxes payable...........................................................       9,269,833       6,926,161
  Accrued warranty...............................................................       5,603,021       5,455,110
  Other accrued liabilities......................................................      17,571,052      16,766,138
  Deferred income taxes..........................................................       9,079,975       9,534,962
                                                                                   --------------  --------------
      Total current liabilities..................................................      86,573,208     116,108,452
                                                                                   --------------  --------------

LONG-TERM LIABILITIES:
  Long-term debt.................................................................     128,600,000     111,000,000
  Bonds payable..................................................................       2,750,000       2,750,000
  Accrued pension expense........................................................       8,288,463       8,435,662
  Deferred income taxes..........................................................       5,306,392       5,898,112
  Other long-term liabilities....................................................      12,019,864      12,100,213
                                                                                   --------------  --------------
      Total long-term liabilities................................................     156,964,719     140,183,987
                                                                                   --------------  --------------

COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)

REDEEMABLE COMMON STOCK, $.01 par value; 720,000 shares issued and outstanding in
  1996 and 1995 (Note 8).........................................................      33,105,000      24,672,000

STOCK SUBSCRIPTIONS RECEIVABLE (Note 8)..........................................      (3,800,000)     (3,800,000)
                                                                                   --------------  --------------
                                                                                       29,305,000      20,872,000
                                                                                   --------------  --------------

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 25,000,000 shares authorized, 7,704,778 shares
    issued and outstanding in 1996 and 1995......................................          77,048          77,048
  Additional paid-in capital.....................................................      77,022,956      77,022,956
  Retained earnings..............................................................      43,227,960      27,895,901
  Cumulative translation adjustments.............................................      (2,140,144)     (2,368,684)
                                                                                   --------------  --------------
      Total stockholders' equity.................................................     118,187,820     102,627,221
                                                                                   --------------  --------------
      Total liabilities and stockholders' equity.................................  $  391,030,747  $  379,791,660
                                                                                   --------------  --------------
                                                                                   --------------  --------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

  FOR THE YEARS ENDED NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

                                                                       1996            1995            1994
                                                                  --------------  --------------  --------------
NET SALES.......................................................  $  570,184,841  $  517,444,172  $  476,240,848
COST OF GOODS SOLD..............................................     474,066,847     430,667,432     392,938,251
                                                                  --------------  --------------  --------------
GROSS PROFIT....................................................      96,117,994      86,776,740      83,302,597
                                                                  --------------  --------------  --------------
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES...................      42,568,911      39,795,821      39,038,361
AMORTIZATION OF GOODWILL AND NONCOMPETE AGREEMENTS..............       3,830,000       4,692,867       5,567,000
                                                                  --------------  --------------  --------------
                                                                      46,398,911      44,488,688      44,605,361
                                                                  --------------  --------------  --------------
OPERATING INCOME................................................      49,719,083      42,288,052      38,697,236
INTEREST INCOME.................................................       6,998,830       4,618,315       4,056,013
INTEREST EXPENSE................................................     (16,889,261)    (18,537,244)    (17,405,932)
OTHER INCOME, net...............................................         224,052         168,554         217,613
                                                                  --------------  --------------  --------------
INCOME BEFORE INCOME TAXES......................................      40,052,704      28,537,677      25,564,930
PROVISION FOR INCOME TAXES......................................      14,872,343      11,686,056      10,157,248
                                                                  --------------  --------------  --------------
NET INCOME BEFORE EXTRAORDINARY ITEM............................      25,180,361      16,851,621      15,407,682
LOSS ON EXTINGUISHMENT OF DEBT, net of taxes of $838,364 (Note
  4)............................................................      (1,415,302)              0               0
                                                                  --------------  --------------  --------------
NET INCOME......................................................  $   23,765,059  $   16,851,621  $   15,407,682
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

  FOR THE YEARS ENDED NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

                                                                                                        MINIMUM
                                                          ADDITIONAL     CUMULATIVE     CUMULATIVE      PENSION
                                               COMMON       PAID-IN       RETAINED      TRANSLATION    LIABILITY
                                                STOCK       CAPITAL       EARNINGS      ADJUSTMENTS   ADJUSTMENT
                                              ---------  -------------  -------------  -------------  -----------
BALANCE, OCTOBER 30, 1993...................  $  77,000  $  76,923,000  $   5,526,998  $  (1,822,344) $         0

  Net income................................          0              0     15,407,682              0            0
  Issuance of common stock..................         48         99,956              0              0            0
  Accretion of redeemable common stock......          0              0     (6,566,400)             0            0
  Translation adjustments...................          0              0              0       (431,695)           0
  Minimum pension liability adjustment......          0              0              0              0     (400,000)
                                              ---------  -------------  -------------  -------------  -----------
BALANCE, OCTOBER 29, 1994...................     77,048     77,022,956     14,368,280     (2,254,039)    (400,000)

  Net income................................          0              0     16,851,621              0            0
  Accretion of redeemable common stock......          0              0     (3,324,000)             0            0
  Translation adjustments...................          0              0              0       (114,645)           0
  Minimum pension liability adjustment......          0              0              0              0      400,000
                                              ---------  -------------  -------------  -------------  -----------
BALANCE, OCTOBER 28, 1995...................     77,048     77,022,956     27,895,901     (2,368,684)           0

  Net income................................          0              0     23,765,059              0            0
  Accretion of redeemable common stock......          0              0     (8,433,000)             0            0
  Translation adjustments...................          0              0              0        228,540            0
                                              ---------  -------------  -------------  -------------  -----------
BALANCE, NOVEMBER 2, 1996...................  $  77,048  $  77,022,956  $  43,227,960  $  (2,140,144) $         0
                                              ---------  -------------  -------------  -------------  -----------
                                              ---------  -------------  -------------  -------------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

                                                                                   1996         1995         1994
                                                                                -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................................  $23,765,059  $16,851,621  $15,407,682
                                                                                -----------  -----------  -----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary loss on extinguishment of debt..............................    2,253,666            0            0
    Depreciation and amortization.............................................   11,517,766   12,558,707   13,521,452
    Increase in cash surrender value of life insurance........................     (110,113)    (234,103)    (116,467)
    Deferred income taxes.....................................................   (1,046,707)       5,011   (1,707,636)
    Changes in assets and liabilities:
      Trade receivables.......................................................    5,423,096   (4,602,234)   3,927,301
      Inventories.............................................................   13,570,469   (7,561,501)    (591,991)
      Trade accounts payable..................................................    1,961,241      689,604    1,088,116
      Income taxes payable....................................................    2,343,672    5,180,641    1,201,942
      Other current liabilities...............................................   (1,723,597)  (1,778,792)   3,055,578
      Other...................................................................    1,632,686      185,669      640,166
                                                                                -----------  -----------  -----------
        Total adjustments.....................................................   35,822,179    4,443,002   21,018,461
                                                                                -----------  -----------  -----------
        Net cash provided by operating activities.............................   59,587,238   21,294,623   36,426,143
                                                                                -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property, plant, and equipment acquisitions.................................   (7,280,958)  (3,648,833)  (8,594,212)
  Increases in leases receivable..............................................  (11,855,103) (32,230,390)  (1,331,603)
                                                                                -----------  -----------  -----------
        Net cash used in investing activities.................................  (19,136,061) (35,879,223)  (9,925,815)
                                                                                -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments) borrowings under bank credit agreements and revolving credit line...............................................................  (14,061,573)  25,661,573  (26,100,000)
  Debt prepayment premium.....................................................   (1,625,000)           0            0
  Other.......................................................................     (192,000)           0      100,004
                                                                                -----------  -----------  -----------
        Net cash (used in) provided by financing activities...................  (15,878,573)  25,661,573  (25,999,996)
                                                                                -----------  -----------  -----------
EFFECT OF EXCHANGE RATE FLUCTUATIONS..........................................      228,540     (114,645)    (431,695)
                                                                                -----------  -----------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS.....................................   24,801,144   10,962,328       68,637

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................................   21,452,114   10,489,786   10,421,149
                                                                                -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR......................................  $46,253,258  $21,452,114  $10,489,786
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest..................................................................  $11,935,717  $14,959,218  $13,856,104
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------
    Income taxes..............................................................  $12,725,475  $ 4,038,000  $10,224,110
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

1. NATURE OF BUSINESS

    Blue Bird Corporation and subsidiaries ("BBC" or the "Company") are engaged in the manufacture and assembly of school and transit buses and recreational vehicles. BBC has facilities in the United States, Canada, and Mexico.

FISCAL YEAR

    BBC's fiscal year ends on the Saturday nearest October 31 of each year, generally referred to as a "52-/53-week year." Fiscal year 1996 contained 53 weeks. Fiscal years 1995 and 1994 contained 52 weeks.

ACQUISITION ACCOUNTING AND VALUATION

    On April 15, 1992, BBC acquired all of the outstanding capital stock of Blue Bird Body Company and subsidiaries (the "Predecessor") through the merger of BB Acquisition Corp., a wholly owned subsidiary of BBC, with and into the Predecessor, with the Predecessor as the surviving corporation. The acquisition was accounted for as a purchase. The excess purchase price over the fair value of the net assets, as adjusted, of $152,691,606 was allocated to goodwill. The goodwill is being amortized using the straight-line method over 40 years. BBC periodically reviews the value assigned to goodwill to determine whether it has been permanently impaired by adverse conditions affecting BBC. The Company uses an estimate of its undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Management is of the opinion that there has been no diminution in the value assigned to goodwill.

SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Blue Bird Corporation and its domestic and foreign subsidiaries (owned 100% by BBC). All significant intercompany transactions and accounts have been eliminated in consolidation.

    TRANSLATION AND REMEASUREMENT OF FOREIGN CURRENCIES

    For the purpose of consolidation, the accounts for certain foreign subsidiaries and foreign branches of domestic subsidiaries of the U.S. parent are translated into U.S. dollars. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet dates. Results of operations are translated using the weighted average exchange rates in effect during the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the cumulative translation adjustments in the statements of stockholders' equity.

    One foreign subsidiary (the "Subsidiary") of the U.S. parent transacts sales denominated in U.S. dollars, while the Company provides inventory and financing. Accordingly, the U.S. dollar is deemed to be the functional currency. The Subsidiary does not maintain its books in U.S. dollars but remeasures its monetary assets and liabilities at balance sheet date rates, its nonmonetary items at historical rates, and income and expense amounts at the weighted average rates in effect for the period, except for depreciation and cost of goods sold, which use historical rates. The effects of exchange rate fluctuations on the

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

1. NATURE OF BUSINESS (CONTINUED)
remeasurement of the Subsidiary's financial statements are recognized as exchange gains or losses on the statements of income.

    The Company recognizes exchange gains and losses from foreign currency transactions as other income or expense for the period. A loss of approximately $54,000 was recorded in fiscal 1996. A loss of approximately $617,000 and a gain of approximately $5,000 were recorded in fiscal years 1995 and 1994, respectively.

    FINANCIAL INSTRUMENTS

    BBC's financial instruments consist primarily of cash and cash equivalents, trade receivables, leases receivable, accounts payable, a revolving credit facility, long-term debt, and certain interest rate agreements (Note 4). In management's opinion, the carrying amounts of all financial instruments approximate their fair values at November 2, 1996.

    REVENUE RECOGNITION

    BBC recognizes revenue on sales when the related product has been delivered to the customer and title has passed or when full payment has been received from the customer and the product is completed and awaiting customer pickup.

    CASH AND CASH EQUIVALENTS

    BBC considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are valued at the lower of cost or market, cost being determined on the last-in, first-out ("LIFO") basis. Such costs include raw materials, direct labor, and manufacturing overhead.

    If the first-in, first-out method had been used, inventories would have been approximately $71,900,000 at November 2, 1996 and approximately $85,900,000 at October 28, 1995.

    The components of inventory as of November 2, 1996 and October 28, 1995 consist of the following:

                                                                     1996           1995
                                                                 -------------  -------------
Raw materials..................................................  $  18,847,481  $  32,463,235
Work in process................................................     22,915,908     22,830,735
Finished goods.................................................     28,012,413     28,052,301
                                                                 -------------  -------------
    Total inventories (LIFO cost)..............................  $  69,775,802  $  83,346,271
                                                                 -------------  -------------
                                                                 -------------  -------------

    PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment were stated at their fair market values at the date of acquisition. Assets purchased since the acquisition are stated at cost. All assets are being depreciated on a straight-line basis over their estimated useful lives.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

1. NATURE OF BUSINESS (CONTINUED)
    The following represent the estimated useful lives of the assets:

                                                                  20-33
Buildings.......................................................  years
Machinery and equipment.........................................  5-10 years
Automobiles, trucks, and airplane...............................  3-5 years
Office furniture and equipment..................................  3-10 years

    Expenditures for property and repair costs which substantially increase useful lives are capitalized. Currently, normal maintenance and repair costs are charged to expense as incurred. Gains and losses on disposals of property, plant, and equipment are reflected in current income.

    Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of $0 for the year ended November 2, 1996 and $208,237 for the year ended October 28, 1995.

    Depreciation expense of $5,516,894, $5,575,840, and $5,608,035 was recorded for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively.

    LAND AND IDLE FACILITIES

    BBC currently has land and idle facilities held for sale located in Buena Vista, Virginia. The estimated fair value of the land and facilities is included as land and idle facilities in the accompanying balance sheets.

    PRODUCT WARRANTY COSTS

    The provision for estimated warranty costs is recorded in the year the unit is sold. Warranty costs totaled $6,185,115, $5,313,438, and $6,679,409 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively.

    NONCOMPETE AGREEMENTS

    BBC assigned $5,000,000 to noncompete agreements with the former owners. The related assets were amortized over three years. Amortization expense totaled $0, $833,000, and $1,667,000 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively.

    ACCOUNTING STANDARDS YET TO BE ADOPTED

    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company is required to adopt both of these standards in fiscal year 1997.

    SFAS No. 123 requires companies to estimate the value of all stock-based compensation using a recognized pricing model. Companies have the option to recognize this value as an expense or to disclose its pro forma effects on net income. SFAS No. 125 requires companies to use consistent standards for

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

1. NATURE OF BUSINESS (CONTINUED)
distinguishing between transfers of assets classified as sales and transfers of assets classified as secured borrowings.

    The Company's management has not yet determined its method of adoption or the financial statement impact of adopting SFAS No. 123 and SFAS No. 125. Other issued but not yet required FASB standards are not currently applicable to the Company's operations.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain October 28, 1995 balances have been reclassified to conform with the November 2, 1996 presentation.

2. LEASES RECEIVABLE

    Under the terms of the Bank Credit Agreement discussed in Note 4, BBC is required to sell leases receivable to a bank once certain levels of lease receivables are exceeded. Under the original agreement, as leases were sold, the purchaser established a holdback reserve. During 1994, the agreement was modified such that the holdback reserve was replaced with a letter of credit. The letter of credit fluctuates based on the amount of sold leases and was $1,053,000 and $1,000,000 at November 2, 1996 and October 28, 1995,
respectively.

    During 1995, BBC amended the Bank Credit Agreement to allow BBC to hold more leases receivable. As part of the amendment, BBC created a new subsidiary, Blue Bird Capital Corporation ("Blue Bird Capital"), for the purpose of expanding the availability of lease financing alternatives to customers of its school bus products.

    BBC finances the sale of buses to school districts, other tax-exempt municipalities, and contractors under sales-type leases. Lease terms range from one to seven years and contain a bargain purchase option at the end of the lease term. Under the lease terms, the lessee bears substantially all risks of ownership. BBC retains a lien on the title until all lease payments have been made.

    The net investment in leases arising from these arrangements as of November 2, 1996 and October 28, 1995 was as follows:

                                                                     1996           1995
                                                                 -------------  -------------
Leases receivable..............................................  $  82,889,596  $  71,803,080
Unearned interest revenue......................................     (8,812,469)    (9,581,056)
                                                                 -------------  -------------
Net leases receivable..........................................  $  74,077,127  $  62,222,024
                                                                 -------------  -------------
                                                                 -------------  -------------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

2. LEASES RECEIVABLE (CONTINUED)
    Interest income recognized on leases receivable was $4,947,064, $2,914,928, and $2,652,570 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively. The primary expenses associated with the Company's finance lease activities relate to the interest expense from the revolving credit facility of Blue Bird Capital (Note 4). Identifiable assets of the Company's finance lease activities include the total leases receivable balance included on the face of the financial statements and as discussed above.

3. NET CASH SURRENDER VALUE OF LIFE INSURANCE

    Details of the net cash surrender value of life insurance on the lives of individuals in whom BBC has an insurable interest as of November 2, 1996 and October 28, 1995 are as follows:

                                                                     1996           1995
                                                                 -------------  -------------
Cash values....................................................  $   7,302,352  $   7,193,239
  Less life insurance loans....................................     (4,457,000)    (4,458,000)
                                                                 -------------  -------------
Net cash surrender value, included in other assets.............  $   2,845,352  $   2,735,239
                                                                 -------------  -------------
                                                                 -------------  -------------

4. DEBT

    Outstanding debt at November 2, 1996 and October 28, 1995 consisted of the following:

                                                                                        1996            1995
                                                                                   --------------  --------------
Bank term loan, principal and interest payable in quarterly installments through
  October 31, 1998; interest payable at the option of BBC at either the prime rate plus .75% or the Eurodollar rate plus 1.75%; interest rate at 8.25% on
  November 2, 1996; collateralized by all real, personal, and mixed property, as
  defined........................................................................  $   36,000,000  $   48,000,000
11.75% Series B senior subordinated notes, due April 15, 2002; interest payable semiannually; sinking fund deposits of $18,750,000 due on April 15, 2000 and
  April 15, 2001; subordinated to senior debt....................................  $   50,000,000  $   75,000,000
Revolving credit facility with final maturity on March 31, 1999; interest payable quarterly at either the prime rate or the Eurodollar rate plus 1.125%, at the
  option of BBC; collateralized by all Blue Bird Capital stock...................      58,600,000      35,661,573
Industrial development bonds, due March 2001; interest payable quarterly;
  interest rate at 3.6% on November 2, 1996; secured by a letter of credit.......       2,750,000       2,750,000
                                                                                   --------------  --------------
                                                                                      147,350,000     161,411,573
Less:
  Current portion of debt........................................................      16,000,000      12,000,000
  Revolving credit facility......................................................               0      35,661,573
                                                                                   --------------  --------------
Long-term debt and bonds payable.................................................  $  131,350,000  $  113,750,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

4. DEBT (CONTINUED)
    On April 15, 1992, BBC entered into a $170,000,000 bank credit agreement with Bankers Trust Company (the "Bank Credit Agreement"), secured by the capital stock of BBC and 66% of the capital stock of Canadian Blue Bird Coach, Ltd. (a wholly owned subsidiary of BBC). The Bank Credit Agreement provides for a term loan and a revolving credit facility comprised of working capital loans and swing line loans. The revolving credit facility matures in October 1998 and requires interest payable quarterly. Interest rates on the working capital loans are, at the option of BBC, at the prime rate plus .75% or the Eurodollar rate plus 1.75% and are the prime rate plus .25% on the swing line loans. The weighted average interest rate of the revolving credit facility for the years ended November 2, 1996 and October 28, 1995 was 7.03% and 8.65%, respectively. The revolving credit facility is collateralized by all real, personal, and mixed property, as defined. No amounts were outstanding under this revolving credit facility at November 2, 1996 or October 28, 1995. The Bank Credit Agreement contains certain restrictive covenants. The most restrictive covenants include
(a) a maximum leverage ratio, as defined, (b) a minimum fixed charge coverage ratio, as defined, (c) a minimum interest coverage ratio, as defined, (d) limitations of capital expenditures, and (e) certain restrictions on dividend distributions, as defined. All of these covenants have been met as of November 2, 1996.

    The maximum available borrowing amount on the Bank Credit Agreement revolving credit facility, as amended, is $77,000,000. The revolving credit facility requires quarterly payment of a commitment fee equal to .375% per annum of the daily unused portion.

    In connection with the creation of Blue Bird Capital (Note 2), BBC negotiated a new credit facility (the "New Facility") with LaSalle National Bank. The maximum capacity of the New Facility is $100,000,000, subject to meeting certain covenants, as defined. The New Facility requires quarterly payments of a commitment fee equal to .15% at November 2, 1996 (not to exceed
 .275%) per annum of the daily unused portion of the credit commitment. The New Facility contains certain restrictive covenants, including net income, tangible net worth, and interest coverage ratio. All of these financial ratios have been met as of November 2, 1996.

    In connection with the Bank Credit Agreement and the New Facility, BBC purchased interest rate caps with notional principal amounts totaling $86,000,000 in order to reduce the impact of changes in interest rates on its floating rate long-term debt. The interest rate agreements mature at dates ranging from April 1997 to April 1999.

    The industrial development bonds accrue interest based on a variable weekly interest rate, with interest payments due quarterly. An irrevocable letter of credit backing the bonds has been issued by Wachovia Bank of Georgia, N.A. This letter of credit requires adherence to certain terms and financial ratios which are the same or less restrictive than those under the revolving credit facilities and term loan, all of which have been met as of November 2, 1996.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

4. DEBT (CONTINUED)
    The future minimum principal payments by fiscal year of outstanding debt at November 2, 1996 are as follows:

1997..........................................................  $16,000,000
1998..........................................................   20,000,000
1999..........................................................   58,600,000
2000..........................................................            0
2001..........................................................    2,750,000
Thereafter....................................................   50,000,000
                                                                -----------
                                                                $147,350,000
                                                                -----------
                                                                -----------

    In December 1995, the Company repurchased $25,000,000 principal amount of Series B senior subordinated notes. As a result, the Company recorded an extraordinary loss of $1,415,302, net of a tax benefit of $838,364.

5. INCOME TAXES

    BBC follows the provisions of SFAS No. 109, "Accounting for Income Taxes," for financial reporting purposes. SFAS No. 109 requires, among other things, the determination of deferred income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rates to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

    The components of the net deferred tax liability are as follows:

                                                                    1996            1995
                                                               --------------  --------------
Total deferred tax liabilities...............................  $   31,400,496  $   31,759,029
Total deferred tax assets....................................     (17,014,129)    (16,325,955)
                                                               --------------  --------------
Net deferred tax liability...................................  $   14,386,367  $   15,433,074
                                                               --------------  --------------
                                                               --------------  --------------

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

5. INCOME TAXES (CONTINUED)
    The sources of and differences between the financial accounting and tax bases of BBC's assets and liabilities which give rise to the deferred tax liabilities are as follows:

                                                                     1996           1995
                                                                 -------------  -------------
Deferred tax liabilities:
  Stepped-up basis in net assets...............................  $  20,625,370  $  20,633,323
  Depreciation.................................................      1,984,361      2,520,201
  Other........................................................      8,790,765      8,605,505
                                                                 -------------  -------------
                                                                 $  31,400,496  $  31,759,029
                                                                 -------------  -------------
                                                                 -------------  -------------
Deferred tax assets:
  Warranty reserves............................................  $   5,247,237  $   5,198,629
  Pension reserve..............................................      1,726,652      1,935,666
  Deferred compensation reserve................................      3,346,739      3,053,529
  Workers' compensation reserve................................      1,761,631      1,656,866
  Other........................................................      4,931,870      4,481,265
                                                                 -------------  -------------
                                                                 $  17,014,129  $  16,325,955
                                                                 -------------  -------------
                                                                 -------------  -------------

    The components of the provision (benefit) for income taxes are as follows as of November 2, 1996, October 28, 1995, and October 29, 1994:

                                                                          1996           1995           1994
                                                                      -------------  -------------  -------------
Current:
  Federal...........................................................  $  13,871,802  $   9,945,714  $  10,956,249
  Foreign...........................................................        596,516        542,000        410,894
  State.............................................................      1,450,732      1,193,331      1,072,741
                                                                      -------------  -------------  -------------
    Total current...................................................     15,919,050     11,681,045     12,439,884
                                                                      -------------  -------------  -------------
Deferred:
  Federal and state.................................................     (1,043,058)         5,011     (2,278,490)
  Foreign...........................................................         (3,649)             0         (4,146)
                                                                      -------------  -------------  -------------
Deferred, net.......................................................     (1,046,707)         5,011     (2,282,636)
                                                                      -------------  -------------  -------------
Tax provision, net..................................................  $  14,872,343  $  11,686,056  $  10,157,248
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    Income (loss) from foreign subsidiaries was approximately $825,000, $(201,000), and $1,410,000 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

5. INCOME TAXES (CONTINUED)
    The income tax provision as of November 2, 1996, October 28, 1995, and October 29, 1994 differs from the amount computed by applying the statutory rates for U.S. federal income taxes to income before income taxes because of the following:

                                                      1996           1995           1994
                                                  -------------  -------------  -------------
Income tax computed at statutory rates..........  $  14,018,446  $   9,988,188  $   8,947,726
Foreign tax impact..............................        317,070       (119,078)       (86,608)
Tax-exempt interest income......................     (1,372,866)      (700,359)      (286,294)
State income taxes, net of federal income tax
  effect........................................        942,976        775,665        562,360
Goodwill amortization...........................      1,296,524      1,307,024      1,321,381
Other...........................................       (329,807)       434,616       (301,317)
                                                  -------------  -------------  -------------
                                                  $  14,872,343  $  11,686,056  $  10,157,248
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

    U.S. income taxes have not been provided for the undistributed earnings of foreign subsidiaries. These amounts will be offset largely by foreign tax credits which will arise when this income is recognized for U.S. income tax purposes.

6. BENEFIT PLANS

    PENSION PLANS

    BBC has several defined benefit pension plans and a defined contribution plan covering substantially all domestic employees and a defined contribution plan for Canadian employees. Total pension expenses amounted to $3,857,044, $3,399,151, and $2,785,030 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively.

    The board of directors adopted a supplemental excess retirement plan effective January 1, 1991. This plan is restricted to certain key executives, is not qualified under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is unfunded.

    The board of directors adopted a supplemental excess retirement plan in the form of a rabbi trust (a grantor trust set up to fund deferred compensation for certain individuals as allowed under the Internal Revenue Code) effective November 1, 1995. This plan is restricted to certain executives, is not qualified under ERISA, and is not funded.

    BBC's funding policy is to contribute the net periodic pension cost accrued each year to the U.S. salaried and hourly defined benefit plans. However, the contribution will not be less than the minimum required contribution under ERISA or greater than the maximum tax-deductible contribution.

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

6. BENEFIT PLANS (CONTINUED)
    Net pension cost for the U.S. defined benefit plans includes the following as of November 2, 1996, October 28, 1995, and October 29, 1994:

                                                                          1996           1995           1994
                                                                      -------------  -------------  -------------
    Service costs/benefits earned during the period.................  $   1,860,568  $   1,337,279  $   1,246,107
    Interest costs on projected benefit obligations.................      3,486,859      3,320,053      3,025,245
    Return on plan assets...........................................     (8,793,737)    (8,189,694)    (1,069,849)
    Net amortization and deferral...................................      5,377,327      5,453,920     (1,630,964)
                                                                      -------------  -------------  -------------
    Net periodic pension costs......................................  $   1,931,017  $   1,921,558  $   1,570,539
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    The following table sets forth these plans' funded status at November 2, 1996:

                                                                           DEFINED
                                                                           BENEFIT
                                                                           PENSION       UNQUALIFIED      RABBI
                                                                            PLANS           PLAN          TRUST
                                                                        --------------  -------------  -----------
    Pension benefit obligation:
      Vested benefits.................................................  $  (39,873,315) $  (2,644,567) $  (200,000)
      Nonvested benefits..............................................        (901,310)             0            0
                                                                        --------------  -------------  -----------
    Accumulated benefit obligation....................................  $  (40,774,625) $  (2,644,567) $  (200,000)
                                                                        --------------  -------------  -----------
                                                                        --------------  -------------  -----------
    Projected benefit obligation......................................  $  (46,968,270) $  (2,644,567) $  (200,000)
    Market value of plan assets.......................................      51,367,964              0            0
                                                                        --------------  -------------  -----------
    Overfunded (unfunded) projected benefit obligation................       4,399,694     (2,644,567)    (200,000)
    Unrecognized net gain.............................................      (9,189,120)             0            0
    Unrecognized prior service costs..................................          22,639              0            0
    Other adjustment..................................................         (12,672)             0            0
                                                                        --------------  -------------  -----------
    Pension liability recognized in balance sheets....................  $   (4,779,459) $  (2,644,567) $  (200,000)
                                                                        --------------  -------------  -----------
                                                                        --------------  -------------  -----------

    Assets of the salaried and hourly plans are invested primarily in U.S. government securities, common stock funds, cash management funds, and insurance company group annuity contracts. For 1996 and 1995, the discount rate and expected long-term rate of return on assets were both approximately 8%. The expected average rate of increase in future compensation levels used was 4.8% and 5% for 1996 and 1995, respectively.

    The 401(k) plan for domestic employees and the pension plan covering Canadian employees are defined contribution plans. Such actuarial information as presented above is not applicable to these plans. Total expenses under such plans for the years ended November 2, 1996, October 28, 1995, and October 29, 1994 amounted to $1,926,026, $1,477,593, and $1,214,491, respectively.

    POSTRETIREMENT BENEFITS

    The Predecessor discontinued its postretirement health care and dental benefits in 1991. Coverage was available and will continue only for employees over age 55 who had elected early retirement and are currently entitled to such benefits, which are subject to certain limitations. BBC has recorded a liability of

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

6. BENEFIT PLANS (CONTINUED)
approximately $800,000 at November 2, 1996 and October 28, 1995, which represents management's best estimate of expected future benefits.

    MEDICAL, DENTAL, AND ACCIDENT AND SICKNESS BENEFITS

    BBC provides and is partially self-insured for medical, dental, and accident and sickness benefits. BBC maintains a voluntary employee benefit association trust through which all cash used to pay claims is processed. The trust is fully funded at year-end to cover incurred but not reported claims. Therefore, neither the trust's assets nor the liability for claims is reported in the accompanying balance sheets.

7. DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT BENEFITS

    At November 2, 1996 and October 28, 1995, the accompanying financial statements reflect liabilities for anticipated payment of deferred compensation and supplemental retirement benefits described above in the amounts of $1,077,086 and $1,157,435, respectively.

8. REDEEMABLE COMMON STOCK AND STOCK SUBSCRIPTIONS RECEIVABLE

    Redeemable common stock represents shares of common stock purchased by members of management ("Management Investors"), primarily in conjunction with the acquisition. The Management Investors have the right, prior to the earlier of an initial public offering of equity securities or the tenth anniversary of the stockholders' agreement, to put these shares to BBC in the event of their disability, involuntary termination not for cause, retirement (all as defined in the stockholders' agreement), or death for a fair value price, as defined in the stockholders' agreement. The redeemable common stock was recorded at fair value on the date of issuance. The excess of the fair value price over the original fair value is being accreted by periodic charges to retained earnings. The amounts recorded in the balance sheets represent the estimated maximum amount payable if all management investors met the specified criteria and exercised their put rights.

    Stock subscriptions receivable represent notes due from members of management for stock issued in April 1992 in conjunction with the acquisition. The notes bear interest at an 8% interest rate. Interest is payable annually.

9. DIVIDENDS DECLARED

    No dividends were declared for the years ended November 2, 1996, October 28, 1995, and October 29, 1994.

10. LEASES

    BBC has no capitalized leases in which it is the lessee. Rental expenses for operating leases were approximately $1,194,880, $1,625,000, and $1,562,000 for the years ended November 2, 1996, October 28, 1995, and October 29, 1994, respectively. Operating leases relate primarily to computer equipment and

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

10. LEASES (CONTINUED)
software, office space, and miscellaneous office equipment. The future minimum lease payments under operating leases by fiscal year as of November 2, 1996 are approximately as follows:

1997............................................................  $ 619,602
1998............................................................    606,675
1999............................................................    484,841
2000............................................................     48,880
2001 and thereafter.............................................          0
                                                                  ---------
                                                                  $1,759,998
                                                                  ---------
                                                                  ---------

11. CONTINGENCIES

    As of November 2, 1996, BBC had a number of product liability and other cases pending. At the date of this report, neither the outcome of the cases nor the amounts of any company liabilities related to these cases are known. Management believes that, considering BBC's insurance coverage and its intention to vigorously defend its position, the ultimate resolution of these matters will not have a material adverse impact on BBC's financial position or results of operations.

12. MANAGEMENT STOCK OPTION PLAN

    Effective April 15, 1992, BBC's board of directors adopted a nonqualified management stock option plan (the "Plan") which provided for the granting of options to key employees of BBC to purchase up to 850,000 shares of common stock. Pursuant to the Plan, on April 15, 1992, key employees were granted options (the "Vested Options") to purchase an aggregate of 400,000 shares of common stock at an exercise price equal to $10 per share (the fair value of the stock at the grant date, as determined by the board of directors). The Vested Options were fully vested at the time of grant. Additionally, on April 15, 1992, key employees were granted options (the "Performance Options") to purchase an aggregate of 400,000 shares at an exercise price equal to $10 per share. The Performance Options vest ratably over the next five years based on BBC's achieving certain levels of earnings performance, as defined in the Plan, and in any case ten years from the date of grant. During the year ended October 30, 1993, options for 70,000 shares were canceled and options for 10,000 shares were issued. As of November 2, 1996 and October 28, 1995, 720,000 options to purchase shares were outstanding.

13. SUBSEQUENT EVENT

    In November 1996, the Company effected a recapitalization, pursuant to which the Company refinanced approximately $90,000,000 of its indebtedness and paid a special cash dividend of $201,400,000 on all shares of its common stock (the "Recapitalization"). Holders of the Company's options received cash payments on an as-exercised basis. They were not required to exercise their options to receive their PRO RATA portions of the dividend distribution discussed above, nor were they entitled to any antidilution adjustment to the exercise price for their options.

    As part of the Recapitalization, holders of $50,000,000 of the Company's outstanding 11.75% Series B subordinated notes (the "Old Notes") agreed to sell their Old Notes to the Company and consented to certain amendments to the indenture governing the Old Notes for aggregate payments (including accrued

                     BLUE BIRD CORPORATION AND SUBSIDIARIES

            NOVEMBER 2, 1996, OCTOBER 28, 1995, AND OCTOBER 29, 1994

13. SUBSEQUENT EVENT (CONTINUED)
interest) of approximately $54,000,000. The Company's existing Bank Credit Agreement has been replaced and refinanced by an amended credit agreement (the "New Credit Agreement") which will provide for aggregate availability of $255,000,000, including $175,000,000 of term loan facilities and $480,000,000 of revolving credit facilities.

    In addition to the New Credit Agreement, the Company sold $100,000,000 of 10.75% senior subordinated notes due November 15, 2006 (the "Offering"). Proceeds from the Offering, borrowings under the New Credit Agreement, and cash on hand were used to fund the retirement of the Old Notes, the refinancing of the Bank Credit Agreement, the payment of the dividend distribution discussed above, and the payment of related fees and expenses.

    As a result of the Recapitalization, the redeemable common stock accretion (as discussed in Note 8) will result in a significantly lower value being assigned to the redeemable common stock. Additionally, as part of the Recapitalization, management will be required to repay the stock subscriptions receivable with the proceeds from the distribution. The Recapitalization will also result in a compensation charge to earnings of approximately $16,000,000 in fiscal 1997.